P.E. 1/21/02

6-K

940947
0-25672

02011465

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 21, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X **Form 40-F**

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

Date: January 21, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

January 21, 2002

MAE - TSE

NEWS RELEASE 02-01 MAENF–OTC Bulletin Board

Miramar Reviews Operational Highlights for 2001

- Yellowknife Operations continue to generate free cash flow -

VANCOUVER -- Miramar Mining Corporation announced today operational highlights for 2001. During the past year Miramar's Yellowknife operations, the Con and Giant mines, produced and shipped almost 130,000 ounces of gold at a cash cost of US$256 per ounce, which is more ounces at a lower cost than had been previously forecast. Cash flow generated from operations contributed to Miramar's cash position increasing it by almost $2 million during the fourth quarter, to approximately $13.5 million. The outlook for 2002 is for similar levels of production at reduced operating costs, and for enhanced cash flow from operations.

"2001 saw continued advancement of Miramar's strategy for growth," said Tony Walsh, Miramar's President and CEO. "We exceeded our production expectations, continued the advancement of the Hope Bay belt (including the discovery of two new deposits), and were able to maintain our strong cash position." Miramar has no debt, no convertibles and approximately 200,000 brokers warrants outstanding.

Production & Financial Highlights for 2001

	Q1/2001	Q2/2001	Q3/2001	Q4/2001	**2001**	*2000*
Gold Produced (oz)	29,177	36,760	32,023	31,647	**129,607**	*121,874*
Cash Costs (US$/oz)	262	255	248	261	**256**	*264*
Ending Cash balance (C$000's)	12,238	11,628	11,534	13,470		
Ending Working Capital (C$000's)	16,078	17,133	16,386	Not Available		

Production

"Our Yellowknife operations continue to deliver on the strategy of generating positive cash flow at current commodity prices while completing concurrent reclamation," said Tony Walsh, Miramar's President and CEO. The fourth quarter was the third consecutive quarter of positive cash flow from operations.

Operational Highlights for 2001

	Q1/2001	Q2/2001	Q3/2001	Q4/2001	**2001**	*2000*
Con Mine						
- Tons	74,134	73,370	77,271	73,680	**298,455**	*300,516*
- Grade (oz/t)	0.42	0.38	0.35	0.36	**0.38**	*0.38*
Giant Mine						
- Tons	17,778	18,872	18,118	18,479	**73,248**	*78,957*
- Gold Grade (oz/t)	0.44	0.38	0.40	0.39	**0.39**	*0.33*